EXHIBIT 15.1

To the Board of Directors and Shareholders of

Simply Sakal Pte. Ltd.

LETTER IN LIEU OF CONSENT FOR REVIEW REPORT

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim condensed financial statements of Simply Sakal Pte. Ltd. for the six-month periods ended June 30, 2022 and 2023, as indicated in our report dated December 11, 2023, we expressed no opinion on that information.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

San Mateo, California	WWC, P.C.
February 13, 2024	Certified Public Accountants
PCAOB ID No. 1171